Exhibit 99.2

MARKET RELEASE

14 March 2018

Sundance Energy Australia Limited

TRADING HALT

The securities of Sundance Energy Australia Limited (the “Company”) will be placed in Trading Halt Session State at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in Trading Halt Session State until the commencement of normal trading on Friday, 16 March 2018.

Security Code:                                                                                                                SEA

Belinda Chiu

SENIOR ADVISER, LISTINGS COMPLIANCE